Analyst teach-in part II January2022 Filed by Environmental Impact Acquisition Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Environmental Impact Acquisition Corp. Commission File No. 001-39894

Today’s teach-in aims to update analysts on the company’s progress toward solving some of the world’s largest and most difficult problems by delivering on the full potential of RNA. Welcome to our teach-in Analyst teach-in 1 in December 2021 covered: Company overview Platform Human health Analyst teach-in 2 today, January 2022, will cover: A short overview Plant & animal health Finances GREDEC025E

What if we could make RNA accessible to everyone?

Disclaimer Caution Regarding Forward Looking Statements Certain statements included in this Investor Presentation (“Presentation”) that are not historical facts are forward-looking statements for purposes of US law. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “pipeline”, “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “strategy,” “future,” “outlook,” “opportunity,” “should,” “would,” “will be,” “will continue,” “will likely result” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding operating results, product field tests, clinical trials, future liquidity, the proposed transaction between Environmental Impact Acquisition Corporation ("ENVI") and GreenLight (the “Proposed Business Combination”), including statements as to the expected timing, funding, completion and effects of the Proposed Business Combination or other steps or transactions associated with it and financial estimates, forecasts, and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of GreenLight and Environmental Impact Acquisition Corporation ("ENVI") and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GreenLight and Environmental Impact Acquisition Corporation ("ENVI") . These forward-looking statements are subject to a number of risks and uncertainties, including the extent of the impact of the COVID-19 pandemic, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of Environmental Impact Acquisition Corporation ("ENVI") or GreenLight is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to GreenLight; risks related to the development, trial and regulatory approval of GreenLight’s products; the effects of competition on GreenLight’s business; the amount of redemption requests made by Environmental Impact Acquisition Corporation’s ("ENVI") stockholders; and the ability of Environmental Impact Acquisition Corporation ("ENVI") or GreenLight to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future. There may be additional risks that neither Environmental Impact Acquisition Corporation ("ENVI") nor GreenLight presently know, or that Environmental Impact Acquisition Corporation ("ENVI") nor GreenLight currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Environmental Impact Acquisition Corporation’s ("ENVI") and GreenLight’s expectations, plans, or forecasts of future events and views as of the date of this Presentation. Environmental Impact Acquisition Corporation ("ENVI") and GreenLight anticipate that subsequent events and developments will cause Environmental Impact Acquisition Corporation’s ("ENVI") and GreenLight’s assessments to change. However, while Environmental Impact Acquisition Corporation ("ENVI") and GreenLight may elect to update these forward-looking statements at some point in the future, Environmental Impact Acquisition Corporation ("ENVI") and GreenLight specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Environmental Impact Acquisition Corporation’s ("ENVI") and GreenLight’s assessments of any date after the date of his Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer Use of projections This Presentation contains projected financial information with respect to GreenLight. Such projected financial information constitutes forward-looking information and is for illustrative purposes only. Financial projections should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. No representations or warranties No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will Environmental Impact Acquisition Corporation ("ENVI"), GreenLight or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers, or agents by responsible or liable for a direct, indirect, or consequential loss or loss of profit arising from the use of this Presentation its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Environmental Impact Acquisition Corporation ("ENVI") nor GreenLight has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of GreenLight or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of GreenLight and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. No offer or solicitation This Presentation is for informational purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between GreenLight Biosciences, Inc. (“GreenLight”) and Environmental Impact Acquisition Corporation ("ENVI") and the related transactions (the “Proposed Business Combination”) and for no other purpose. Neither the Securities and Exchange Commission nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Proposed Business Combination or determined that this Presentation is truthful or complete. Any representation to the contrary is a criminal offense.

Disclaimer Trademarks All trademarks, service marks, and trade names of Environmental Impact Acquisition Corporation ("ENVI") or GreenLight or their respective affiliates used herein are trademarks, service marks, or registered trade names of Environmental Impact Acquisition Corporation ("ENVI") or GreenLight, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners, and their use is not intended to, and does not imply, a relationship, endorsement, sponsorship or future dealings with Environmental Impact Acquisition Corporation ("ENVI") or GreenLight. Participants in the solicitation GreenLight, Environmental Impact Acquisition Corporation ("ENVI") and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Business Combination. Information about the directors and executive officers of Environmental Impact Acquisition Corporation ("ENVI") is in its Form 10-K for the fiscal year ended December 31, 2020 and information about GreenLight’s directors, officers and employees can be found at www.greenlightbiosciences.com. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials to be filed with the SEC regarding the Proposed Business Combination. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above. Financial information The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any proxy statement/prospectus or registration statement or other report or document to be filed or furnished by Environmental Impact Acquisition Corporation ("ENVI") with the SEC. Some of the financial information and data contained in this Presentation has not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Environmental Impact Acquisition Corporation ("ENVI") and GreenLight believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to GreenLight’s financial condition and results of operations. You should review GreenLight’s audited financial statements prepared in accordance with GAAP, which will be included in a combined registration statement and proxy statement to be filed with the SEC.

Andrey cover slide Need image Andrey Zarur Company overview

We aim to achieve this goal through the design, development and production of RNA through our unique cell-free biomanufacturing platform including the know-how around it. This platform enables us to make complex biological molecules in a manner that we believe is capable of creating products at a lower cost, required quality, and more scalable fashion than alternative solutions. We are using this platform to develop and commercialize products that address agricultural, human health, and animal health issues. GreenLight has a clear purpose We aim to solve some of the world’s largest and most difficult problems by delivering on the full potential of RNA GREDEC025E

[image of world map with dots on partners’ locations] Serum Institute of India: [Pune, India] Discovery & pre-clinical development cGMP mRNA manufacturing Regional commercialization Targets: chronic hepatitis B, HIV, and bladder cancer Eva Pharma [Giza, Egypt] Commercialization in Africa and the Middle East cGMP mRNA manufacturing at 500m doses / year Targets: Covid-19, yellow fever, HPV, malaria IAVI [South Africa] Clinical development in Africa Target: Covid-19 GreenLight HQ [boston] R&D GMP mRNA manufacturing Developments in Q3 and Q4 2021 support our goal of making RNA accessible to the world Global partnerships enable vaccinations for low- and middle-income countries, from manufacturing to commercialization Samsung Biologics Samsung partners with GreenLight for Covid vaccine production in South Korea. In addition to our Boston production hub, this will allow us to commercialize once vaccine trials are concluded. Serum Institute of India SII invests in GreenLight and PIPE expands. The world’s largest vaccine producer invested $10m in GreenLight, and our PIPE has expanded to $124m. IAVI IAVI partners with GreenLight for Phase I Covid vaccine clinical trials in Africa for Q1 2022: IAVI and its partners were among the first to conduct HIV vaccine clinical trials in Africa, and since then, IAVI has sponsored more than 60 vaccine and biologics clinical trials in 13 countries. GreenLight’s science Our process know-how and our technology to produce dsRNA at metric-ton scale can be leveraged for our mRNA platform. A progress update: Promising antibody response and cell-mediated immunity for GreenLight Covid-19 vaccine candidates in mice, indicating clinical trial feasibility in Africa for COVID-19 vaccine candidate. Bill & Melinda Gates Foundation milestone achieved. Moving to next phase of gene-therapy research. 7 agricultural products in development with an addressable market of $6 billion. Control of fungal pathogens using dsRNA has been demonstrated in field testing for the first time. Higher brood and health scores for bees with our product candidate compared to chemical controls.

Humanity faces numerous challenges. There are more than seven and a half billion people sharing the diminishing resources of Earth. This growing population needs to produce more food with the same amount of land and, at the same time, honor the global desire to replace chemical pesticides. Not only are these pesticides facing increased consumer opposition and threat of outright bans due to environmental damage, many are losing their effectiveness. More than half the world’s population now lives in cities, breathing the same air that carries pathogens and causes infections. Humanity needs to adapt and tackle pandemics both for those who have and for those who do not have access to good health care around the planet. To address these issues, we need to develop high-quality, cost-effective solutions that can be deployed on a global scale, including to developing countries. We believe RNA can be the critical aspect to these solutions. The challenge of our times RNA holds vast unrealized potential to solve many of Earth’s biggest problems, but only with the right manufacturing GREDEC025E

Ribonucleic acid, or RNA, has gained broad global prominence as the COVID-19 pandemic has swept through the world’s population, prompting messenger RNA, or mRNA, vaccines to move from a scientific theory to a medical reality. Vaccines made using mRNA proved among the fastest to develop and the easiest to update for newer strains of COVID-19. While the fast rollout of mRNA vaccines helped change the course of the pandemic, this is just one part of the story. The full potential for RNA in human health has not yet been brought either to a scale or at a price for global needs. Beyond human health, RNA-based technology can also be deployed to address other global issues, including agricultural needs for crop protection. We believe that our platform can create advanced products to address—quickly, directly, and specifically— some of humanity’s greatest challenges. We are using our flexible technology to develop dozens of multiple products. Our proprietary manufacturing platform has the ability to scale those solutions. RNA-based technology can be deployed to address a range of global issues Our emphasis: to deliver solutions using our discovery and development expertise, coupled with our manufacturing platform GREDEC025E

Our technology platform, which was initially developed to produce dsRNA molecules for agricultural crop protection solutions and is protected by patents and know-how, is capable of synthesizing building blocks (nucleotides), building tools (enzymes), and instructions (DNA templates) to make dsRNA within an integrated process. Using elements of this platform, including the manufacturing process know-how, allows us to produce mRNAs. We believe our approaches to produce RNA molecules are cost-effective and scalable. We are in the late stages of development of several RNA-based products that can change the way in which farmers protect crops, allowing them to better utilize the land dedicated to agriculture and producing healthier foods. We are also developing RNA-based vaccines directed at arresting the damage of the current viral pandemic and preventing future ones from happening. We believe that we can do this in a manner that will reward shareholders, employees, and other stakeholders, while at the same time ensure sustainability and corporate responsibility. GreenLight’s technology platform and know-how We are developing RNA-based agricultural products and vaccines for human health GREDEC025E

Create Solutions to major challenges facing humanity through the rigorous application of biological sciences Deliver Innovative RNA-based products for sustainable food production and human health, with our breakthrough synthetic biology platform Reward Our shareholders, employees, and stakeholders by growing sustainably and responsibly GreenLight’s vision: Pave the way for a sustainable planet through widely available and affordable RNA GREDEC025F

We will be 9 billion humans on earth by 2037, increasingly adopting a middle-class lifestyle. For survival of humanity and the planet, our diets must be less carbon-intense. We must stop clearing land and reduce our use of chemical pesticides and fertilizers. We must end this pandemic, prepare for the next one, and develop innovative approaches to grave diseases in underserved parts of the world. Cutting-edge medicines and healthcare should be available to all. GREDEC025F GreenLight exists: To bring RNA solutions to solve some of the world’s most pressing challenges

IP and collaborators

Exceptional management team with diverse public company expertise and proven track record of success Our team Andrey J. Zarur Ph.D CEO Charu Manocha MBA CPO Susan Keefe MBA CFO Thomas Crampton SVP & Head Corporate Affairs Carole Cobb MBA COO David Kennedy General Counsel Marta Ortega-Valle MBA CBO Human Health Mark Singleton Ph.D SVP Technologies and External Innovation, Discovery Plant Health 15 Companies founded 8 Companies taken public 100+ Years of public company experience Amin Khan Ph.D Chief Scientific Officer, Human Health

Extensive and rapidly expanding IP portfolio 145+ patents and 165+ applications RNA Platform Foundational U.S. Patents 2 1 Foundational Japan Patent 61 Foundational Apps 10 Improvement Apps Process Control and Compound Production 53 Patents 9 Applications Human Health mRNA Platform App; RNA Gene Therapy App; COVID Vaccine Payload App Pipeline: Formulations, Payloads, and Raw Materials Foundational Applications 2 Sugar Platform 17 Applications Pipeline: New Pathways U.S. Patents 3 RNA Crop Protection and Bee Health 72 Applications Pipeline: New Pests, Targets, and Formulations 88 Patents Engine Patents RNA Platform Patents Sugar Platform Patents

Our Life Sciences advisors Luc Debruyne Former President GSK Global Vaccines Dr. Mark Dybul Former Exec Dir Global Fund Dr. Ted Ashburn Pres and CEO Oncorus Diane Griffin VP US National Academy of Sciences Dr Emmanuel Hannon Ex SVP GSK Vaccines

Our collaborators

Investors Lupa Systems

Create Solutions to major challenges facing humanity through the rigorous application of biological sciences Deliver Innovative RNA-based products for sustainable food production and human health, with our breakthrough synthetic biology platform Reward Our shareholders, employees, and stakeholders by growing sustainably and responsibly GREDEC025F GreenLight’s vision: Pave the way for a sustainable planet through widely available and affordable RNA

We will be 9 billion humans on earth by 2037, increasingly adopting a middle-class lifestyle. For survival of humanity and the planet, our diets must be less carbon-intense. We must stop clearing land and reduce our use of chemical pesticides and fertilizers. We must end this pandemic, prepare for the next one, and develop innovative approaches to grave diseases in underserved parts of the world. Cutting-edge medicines and healthcare should be available to all. GREDEC025F GreenLight exists: To bring RNA solutions to solve some of the world’s most pressing challenges

Why invest in us? 1 Cutting edge, proven technology to democratize RNA, making it available to solve problems in the world’s most important markets: Agriculture, Food Production and Health  Synthetic biology platform capable of producing RNA at scale, underscoring power of manufacturing at scale with highly competitive cost structure Blue ocean opportunity representing $130bn in TAM across 18 products, many without meaningful competition  Multiple product development milestones expected in the next 2 years Best-in-class management team that has previously successfully scaled and commercialized biologics 2 3 4 5

Plant health presentation Mark Singleton

7 Product Launches by 2026 $6B 2026E Addressable Markets High-priority geographies for xxx x x x x xxxxx CPB Potatoes Pollinator Bee hives Botrytis Most fruit and vegetables DBM Cabbage Fusarium Wheat TSSM Most fruit and vegetables Global product portfolio addresses key food and agriculture industry concerns Powdery Mildew Grapes

2500 BC 1200 BC 500 BC 1 AD 1100 1800 1900 1940s 1962 1974 1980s 1990s 5500 BC 8000 BC 2000s Hunter gathering begins Plant ‘domestication’ Sumerians use sulphur to control insects and mites Chinese use Arsenic for body lice control Principles of irrigation, fertilization and crop rotations emerge Romans and Greeks introduce smoke: plant extracts; tar and salt to manage diseases, insects and weeds Persians - first recorded use of pyrethrum Crusaders adopt use of pyrethrum for body lice and bring technology to Europe Pierre Millardet ‘discovers’ Bordeaux mixture (lime and CuSO4) Coal gas production materials for insect and disease control Ammonium sulphate and sodium arsenate used as herbicides First synthetic pesticides introduced, including DDT in 1940 First recorded resistance to DDT 1945 Rachel Carson publishes Silent Spring Glyphosate registered ‘Golden Age’ of new MOAs including biologically derived products emerge Rate of introduction of new MOAs declines further — diamides are a notable exception First GMO crops commercialized Fewer new MOAs but notable launches based off naturally occurring compounds 8,000 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 MILLIONS World Population 8000 BC 5500 BC 2500 BC 1200 BC 500 BC 1 AD 1100 1800 1900 1945 1962 1974 1985 1995 2005 2022 Crop protection has been an important part of food production for millennia Innovation has followed demand; population increase following industrial revolution drove more sophisticated approaches

140 120 100 80 60 40 20 0 140 120 100 80 60 40 20 0 1950s 1960s 1970s 1980s 1990s 2000s 2010s Herbicides Insecticides Fungicides Others Source: CropLife America A market that demands innovation isn’t getting much of it Farmers and consumers are not currently getting what they need Number of new active ingredients introduced per decade: 1950s to 2018

Diminishing set of effective and acceptable tools leave farmers and consumers seeking new solutions RNA offers a highly favorable regulatory profile due to targeted design and low toxicity RNA degrades quickly in the environment and in many cases low/no residue 3 ‘R’s: Resistance, residues, and regulation create a vicious cycle for farmers Layout/chart clean up needed Resistance Residues Regulation Most important food safety issues today* 0% 20% 40% 60% Ranked 2-3 Ranked 1 Foodborne illness from bacteria Chemicals in food Carcinogens or cancer-causing chemicals in food Pesticides/pesticide residues Food additives and ingredients Antibiotics The presence of allergens in food GMOs Bioengineered food/Contains bioengineered ingredients Other GMO Fungi Weed Insect Cumulative number of unique cases of resistance 100000 10000 1000 100 10 1 1920 1930 1940 1950 1960 1970 1980 1990 2000 2010 # Pesticides canceled 0 10 20 30 40 1970s 1980s 1990s 2000s 2010s Voluntary Non-Voluntary Sources: Insect Resistance Action Committee, Environmental Health, International Food Information Council RNA offers a new mode of action for farmers

2500 BC 1200 BC 500 BC 1 AD 1100 1800 1900 1940s 1962 1974 1980s 1990s 5500 BC 8000 BC 2000s 2022 Hunter gathering begins Plant ‘domestication’ Sumerians use sulphur to control insects and mites Chinese use Arsenic for body lice control Principles of irrigation, fertilization and crop rotations emerge Romans and Greeks introduce smoke: plant extracts; tar and salt to manage diseases, insects and weeds Persians - first recorded use of pyrethrum Crusaders adopt use of pyrethrum for body lice and bring technology to Europe Pierre Millardet ‘discovers’ Bordeaux mixture (lime and CuSO4) Coal gas production materials for insect and disease control Ammonium sulphate and sodium arsenate used as herbicides First synthetic pesticides introduced, including DDT in 1940 First recorded resistance to DDT 1945 Rachel Carson publishes Silent Spring Glyphosate registered ‘Golden Age’ of new MOAs including biologically derived products emerge Rate of introduction of new MOAs declines further — diamides are a notable exception First GMO crops commercialized Fewer new MOAs but notable launches based off naturally occurring compounds First RNA- based product introduced 8,000 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 MILLIONS World Population 8000 BC 5500 BC 2500 BC 1200 BC 500 BC 1 AD 1100 1800 1900 1945 1962 1974 1985 1995 2005 2022 Crop protection has been an important part of food production for millennia Innovation has followed demand; population increase following industrial revolution drove more sophisticated approaches

Mixed with water and sprayed using standard agricultural practice over crops, the RNA is used at a rate of a few grams per hectare. This is less than one-tenth the rate at which most conventional industrial chemicals are normally used on fields. Consumption of the RNA causes the Colorado potato beetle to stop eating the potatoes and expire from its own toxins. Mode of action Application Established history of safe consumption of RNA in human and animal food suggests no negative effects from ingested RNA and supports the safety of RNA as an active ingredient for plant health. Environmental impact RNA addresses key concerns in a farmer-friendly manner Delivering dsRNA to control Colorado potato beetle (CPB)

Program Collaborator Discovery & lab studies Greenhouse trials Confirmatory  trials POC field trials Regulatory submission Launch year TAM($M) Colorado Potato Beetle  2022 $350 Varroa Mite 2024 $290 Botrytis 2025 $1,200 Powdery Mildew * 2025 $1,400 Diamondback Moth 2025 $890 Fusarium * 2025 $950 Two Spotted Spider Mite * 2026 $1,100 Fall Armyworm 2027 $1,900 Pollen Beetle 2027 $185 Asian Soybean Rust * 2028 $2,000 Black Sigatoka * 2028 $2,400 Wheat Septoria 2027 $700 Vine Downy Mildew * 2028 $440 Total >$10,000 Launches outside of valuation window Rapid discovery helps address emerging climate-driven farmer pain points Pipeline stretches from protecting honey bees to fresh produce and large-scale crops, a $10bn addressable market *In negotiations on R&D collaboration with major agribusiness(es) Green sections denote progress since May 2021

Untreated, 30 days 9.9 g of GreenLight RNA per hectare Meets farmers’ buying criteria Equivalent efficacy to existing chemical-based treatments Cost competitive to other premium solutions Compatible with farmers’ standard operating procedures Low risk for operators and consumers Low to no detectable residue Does not harm beneficials or pollinators in our field testing Potato fields protected in 2020 field trials We keep farmer needs at fore in development as shown through CPB efforts Biodiversity-supporting solution to >$500M problem

6 years from concept to anticipated registration of first product (for Colorado potato beetle)

We developed CPB quickly; industry typically takes 10+ years

2017

- RNA process proof of concept
- IP filed

- Analytical methods established
- Sequences evaluated for 1st product
- Process scaled

- Achieved active ingredient specifications & cost target with commercially viable process

2018

- First green house & field trials
- Proprietary sequence
- Formulation composition optimization & finalization

2019

- Manufacturing process and formulation locked
- Rochester plant designed
- 29 field trials (US)

2020

- CPB regulatory studies & submission
- Constructed Rochester plant
- >60 field trials (US, EU, CAN)
- Foundational IP awarded (U.S. Pat. 10,858,385)

2021

- Rochester plant producing kilogram-scale batches of dsRNA
- >40 field trials (US, EU)

Today

2022

- 1st product (CPB): EPA registration & commercial launch
- 2nd product (Bee health): Field trials & EPA submission (acquired IP from Bayer in late 2020)






Analyst teach-in | © 2022 GreenLight Biosciences. All rights reserved. PLANT HEALTH 33

Screening platform broadens pipeline by helping identify and select best triggers Identify Bioinformatics Tools such as machine learning and proprietary algorithms identify best gene target candidates to protect food crops, design advanced medicines and vaccines for human and animal health Develop and optimize Massive parallel trials High-throughput automation enables trialing of 1,000s of distinct RNA sequences for human health and food security Scale Commercialize at competitive prices Proprietary cell-free system enables scale up of RNA manufacturing, effectively, expediently, and at lower costs Rochester facility.  dsRNA installed capacity at 500 kg per year with ready expansion to 1,000 kg Accelerated pace from concept to commercialization Select dsRNA sequences Robotic High-Throughput Production In vitro screening & MOA confirmation In vivo screening Greenhouse Field

Machine learning supports dsRNA sequence design

Goal is to find sequences that affect growth, normal cell function, or prevent infection or colonization of the host plant

Select dsRNA sequences → Robotic High-Throughput Production → *In vitro* screening & MOA confirmation → *In vivo* screening → Greenhouse → Field

Total Addressable Market for acaricide: $1.1b

- Two spotted spider mite (TSSM) > $250m worldwide.

TSSM feeding leads to chlorotic yellowing

- Yield loss >10% in fruits and vegetables
- Yield loss of up to 60% in row crops (e.g., corn)
- Damage additional economically important crops (e.g., grapes)

Brainstorming session

Designs are created using our algorithm which looks at 30 features

a. Sequence features
b. Structural features
c. Thermodynamic features

- High-throughput designs
- Targeted and specific

Novel Gene Targets (Novel Target Miner)

Analyst teach-in | © 2022 GreenLight Biosciences. All rights reserved.

PLANT HEALTH 35

Goal is to find sequences that affect growth, normal cell function, or prevent infection or colonization of the host plant Machine learning supports dsRNA sequence design Transcript from target gene of interest Get a subsequence without any hits to Non-Target Organisms Predict Silencing Efficacy Contiguous segment with high predicted efficacy Final Design mRNA Transcript Sub-sequence Silencing Efficacy Position Select dsRNA sequences Robotic High-Throughput Production In vitro screening & MOA confirmation In vivo screening Diamondback Moth Total Addressable Market: $890m Multiple asynchronous generations per year in tropical and subtropical regions Intense pesticide usage with weekly sprays when pest is present Estimated cost associated with damage and management is $4-5b, other leps $13b+ Populations resistant to current control measures Greenhouse Field Adapted from Castagnola and Jurat-Fuentes 2016

Cell-free allows for low-cost, larger-scale production of lead candidates for greenhouse tests, formulation development, etc. Robotic high-throughput production allows screening of up to 1,000+ initial candidates Robotic high-throughput production for all candidates Cell-free production for lead candidates Low-cost, large-scale cell-free production at bench scale in Medford or in Rochester pilot plant (pictured) High-throughput production platform provides most samples for primary screening assays Select dsRNA sequences Robotic High-Throughput Production In vitro screening & MOA confirmation In vivo screening Greenhouse Field

10.3% of candidates Botrytis in vitro and 9.9% of candidates in vivo attained target threshold to advance In vivo screening 191 candidate sequences screened 9.9% attained target threshold 19 nominated for greenhouse testing In vitro screening 969 candidate sequences screened 10.3% attained target threshold 100+ nominated for in vivo screening Candidate sequences narrowed down through increasingly demanding screening Select dsRNA sequences Robotic High-Throughput Production In vitro screening & MOA confirmation In vivo screening Greenhouse Field

Development: Greenhouse screens for efficacy of dsRNA on whole plants

Successful candidates are optimized for each crop in terms of formulation and rate definition

Select dsRNA sequences → Robotic High-Throughput Production → *In vitro* screening & MOA confirmation → *In vivo* screening → **Greenhouse** → Field



Whole plant screening

Initial screening performed on a dwarf tomato variety in the greenhouse



Formulation testing

Delivery technologies and formulation probes assessed



Rate definition

Two initial rates are selected per hit for screening on tomato plants and strawberries

Application of naked dsRNA to whole tomato plants in greenhouse cuts *Botrytis* disease severity



% Disease Severity
60
50
40
30
20
10
0
1
2
3
Rating Timepoints
Seq2, 8 g
Seq2, 25 g
Chemical control, 480 g
UTC

Analyst teach-in | © 2022 GreenLight Biosciences. All rights reserved.
PLANT HEALTH 39

Formulated dsRNA is optimized for the lowest use rate that delivers viable potency and persistence GreenLight field development program translates lab success into tested solutions Grape powdery mildew (PM) caused by Erysiphe necator is economically important in the global crop protection market. On average seven fungicide treatments are routinely applied. In California, wine, raisin, and table grapes contribute more than $3.8 billion to the value of their farm production. Powdery mildew management accounts for 74 percent of total pesticide applications by California grape growers and a 17 percent of total pesticide use in California agriculture (by weight of active ingredient). Select dsRNA sequences Robotic High-Throughput Production In vitro screening & MOA confirmation In vivo screening Greenhouse Field

First-of-a-kind fungicidal activity seen in GreenLight field trials

GreenLight sequence demonstrates control equivalent to commercial standards

Select dsRNA sequences → Robotic High-Throughput Production → *In vitro* screening & MOA confirmation → *In vivo* screening → Greenhouse → **Field**

% Disease severity of Powdery Mildew on grapes


20
15
10
5
0
Untreated Check
GLB1 - once/week
GLB1 - twice/week
Chemical Standard once/week
Biological Standard once/week

- Treatments applied every 3-4 days (twice/week) or every 7 days (once/week) throughout season
- Data taken 48 days after first application


Untreated Check


GLB1

Key messages

- GLB1 provides control of Powdery Mildew on grapes comparable to industry chemical or biological standard treatments in preliminary field trial
- Continuing to screen new leads
- Room to optimize performance and application frequency with commercial formulation

Analyst teach-in | © 2022 GreenLight Biosciences. All rights reserved.

PLANT HEALTH 41

RNA sequences show promise against disease in New York field trials Low use rate of GL43 on Erysiphe necator demonstrates control equivalent to commercial standards Trial Location: Dundee, New York Trial: June 8 - July 30 application window; weekly assessments Disease incidence – % of leaves that show symptoms Disease severity – % of the leaf impacted by disease GL43 disease control >= commercial standards at all weekly assessments GL43 level of control increased as trial progressed GL43 demonstrated > control on fruit than either of the commercial standards, more evident in 2 sprays/week ES43 August 8 0 10 20 30 40 50 Nontreated 6.25g 25g 50g 100g 6.25g 25g 50g 100g Pristine/Rally/Luna Regalia/Double Nickel 0 25 50 75 1 app/week 2 apps/week 1 app/week Disease severity on leaves (%) Disease incidence on leaves (%) Disease incidence on leaves (%) Disease severity on leaves (%) GL43 Select dsRNA sequences In vitro screening & MOA confirmation Robotic High-Throughput Production In vivo screening Greenhouse Field 1 app/week 2 apps/week 1 app/week

Non-formulated and formulated dsRNA optimized for the lowest use rate that delivers viable potency and persistence Field efforts can also turn one trigger into multiple solutions for a farmer Gene Target Selection Robotic High-Throughput Production In vitro screening & MOA confirmation In vivo screening Greenhouse Field Seq2 GreenLight sequences without enhancement from formulation demonstrate Botrytis control in strawberries field trials Untreated check Cell-free production for lead candidates

GreenLight’s first field trial with honeybees

Honeybees are critical to almond pollination

Many other commercial crops are also dependent on honeybee pollination services



- In the U.S. commercial honeybees are known as the Western Honeybee or the European Honeybee - *Apis mellifera*
- US honeybees are responsible for the commercial pollination of almost 100 crops
- Honeybees contribute to ~$15 billion in US crop production
- Close to 3 million honeybee colonies in the US
- **In 2020 the almond pollination alone required about 2.4 million colonies**
- Almonds are entirely dependent on pollination services

Analyst teach-in | © 2022 GreenLight Biosciences. All rights reserved.
PLANT HEALTH 45

The external parasitic mite attacks and feeds on honeybees Every hive in US has or will have Varroa destructor (Varroa mite) Originally only on the Eastern honeybee (Apis cerana) but now attacks the Western honeybee (Apis mellifera) Vectors diseases of many bee viruses such as deformed wing virus, acute bee paralysis virus complex, and slow bee paralysis virus Significant infestation causes death of honeybee colony On average Varroa mites are detected in about 90% of US surveyed hives from 2010-2018 On average about 43% of US honeybee colonies were affected by Varroa mites in 2020

We are quickly advancing our pollinator solution which is showing very promising field results 40% fewer Varroa destructor mites at 12 weeks in hives with GS15 compared with leading chemical control product 1 2 GREDEC025B 1 Control 2 Chemical control 2 GS15 2g/L 2 GS15 8g/L Hive health stays comparable to untreated 1 Control 2 Chemical control 3 GS15 2g/L 4 GS15 8g/L 3 4 Strong efficacy compared to a leading Chemical Control

We plan to focus our near-in commercial efforts on the “smile” of the US Need graphic help -- map of US with overlay highlighting “smile” in red

7 Product Launches by 2026 $6B 2026E Addressable Markets High-priority geographies for xxx x x x x xxxxx CPB Potatoes Pollinator Bee hives Botrytis Most fruit and vegetables DBM Cabbage Fusarium Wheat TSSM Most fruit and vegetables Global product portfolio addresses key food and agriculture industry concerns Powdery Mildew Grapes

Appendix: Leadership profiles This section created by Rob based on our research on Analyst needs.

Co-founded GreenLight Bioscience in 2008, as a partner at Kodiak Venture Partners, a venture capital firm specializing in the formation of early stage information and life technology investments. Prior to joining Kodiak Venture Partners, he was founder and CEO of BioProcessors, which was sold to Seahorse Biosciences in 2007. In addition to BioProcessors, he has led four life science companies from inception to exit. Dr. Zarur was named a Young Global Leader of the World Economic Forum in 2005. He is an Overseer of the Museum of Science in Boston and has been a Senior Lecturer at the Massachusetts Institute of Technology (MIT) Sloan School of Management since 2002. He holds Masters of Science degrees and a Ph.D. in Chemical Engineering from MIT, and holds close to 100 provisional and issued patents. Andrey J. Zarur, Ph.D Co-founder, President, & CEO GREDEC025E

Carole Cobb Chief Operating Officer During Carole’s career she has held progressively more responsible positions in biotechnology with a specific focus on fermentation-based commercial manufacturing, including process development, worldwide manufacturing and global supply chain management. Previously, she was a senior vice president of global supply at Genencor International and continued at that position following its acquisition by Danisco AS. She oversaw industrial biotechnology-based manufacturing strategy, growth and implementation during a period that saw the doubling of manufacturing infrastructure through acquisition, expansion, and new plant construction in the U.S., Asia, South America, and Europe. Carole holds an MBA in finance from the University of Rochester and bachelor’s degrees in chemical engineering, biochemistry, and cell and molecular biology. GREDEC025E

Amin Khan, Ph.D Chief Scientific Officer, Human Health Dr. Khan joined GreenLight in April this year from GSK’s Vaccines business where he was a member of their R&D leadership team. He headed their Technical R&D organization, and recently led Vaccines R&D Acceleration, where he was responsible for end-to-end accelerated development of the vaccine portfolio. With 25 years of pharmaceutical and vaccines R&D experience, Khan’s recent work enabled the development and launch of Bexsero® & Shingrix® vaccines for meningitis B and shingles, respectively. He has also contributed to the development of mid-cycle vaccines at GSK (Vaccines for RSV, HSV, and CMV) and held accountability for scientific gating and prioritization of GSK’s vaccine discovery portfolio. Dr. Khan is co-inventor for at least 16 patents and recently co-edited “Quality by Design—An Indispensable Approach to Accelerate Biopharmaceutical Product Development.” GREDEC025E

Mark Singleton, Ph.D

SVP, Plant Health

Joined GreenLight having worked on UPL's integration of Arysta, assembled a world class team of scientists, and managed the building of the OpenAg Center in the Research Triangle Park, a 69,000 sq ft multi-functional R&D facility dedicated to the support of VC-funded companies bringing their technologies from discovery to the market across all indications and technology platforms.

In this role, Mark became a key player in sourcing and characterising new and disruptive technologies for use in agriculture, using platforms selected from VC funded companies around the world.

During his time with Arysta LifeScience, Mark was appointed as their first ever VP of R&D and Regulatory and oversaw a multi-year program that increased the value of their R&D portfolio five-fold and doubled the contribution of BioSolutions within that portfolio.

The first half of Mark's 25-year career was spent discovering and developing new products and trying wherever possible to leverage biological solutions or smart delivery systems to minimize chemical usage. Mark has had a wide range of experiences in both agricultural R&D and crop protection.



Analyst teach-in | © 2022 GreenLight Biosciences. All rights reserved.
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Appendix: Summary Risk Factors

Summary Risk Factors Risks relating to the proposed business combination: Risks relating to the proposed business combination: GreenLight has a limited operating history, which makes it difficult to evaluate our current business and prospects and increases the risk of investment. We have a history of net losses, and we may not achieve or maintain profitability. If we do not develop and introduce new products that obtain regulatory approval and achieve market acceptance, we will not be able to generate or grow revenues. We will incur significant expenses to develop products and cannot assure you that we can achieve a return on that investment. We face significant competition and many of our competitors have substantially greater financial, technical, supply chain and other resources than we do. Our business, financial results and reputation in the marketplace may suffer upon the loss of a significant customer or partner. Our ability to bring agricultural products to market successfully depends on achieving and maintaining the price competitiveness of RNA anticipated to be produced by our RNA platform. We are subject to numerous and rapidly changing federal, state, local and international laws and regulations related to our products, and the failure to comply with any of these laws and regulations, or failure to comply with new or changed laws and regulations, could adversely affect our business and our financial condition. Information technology systems are critical to our business and interruptions, or security incidents associated with those systems could cause significant disruption to our business as well as financial and reputational harm. Loss of key personnel could delay our programs, harm our development efforts and adversely affect our business and results of operations.

Summary Risk Factors Risks relating to the proposed business combination (cont’d): The unpredictability of the spread and treatment of the SARS-CoV-2 virus and its variants could materially harm our business prospects. Intellectual property rights including patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our competitive position or ability to bring products to market or cause us to incur liabilities. We do not and will not seek to protect our intellectual property rights in all jurisdictions and we may not be able to adequately enforce our intellectual property rights in those jurisdictions where we do seek protection. The anticipated size of the addressable markets for our products may not materialize. Our projections are subject to significant assumptions and we may not achieve them and our future results could be materially different than anticipated. A material weakness in financial controls resulted from the classification of the ENVI warrants as components of equity instead of as derivative liabilities and the ENVI warrants have been reclassified as a step to remedy the material weakness. If we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control over financial reporting, this may result in material misstatements of our consolidated financial statements or failure to meet our periodic reporting obligations. Our results of operations and financial condition are subject to management’s accounting judgments and estimates, as well as changes in accounting policies. We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.

Summary Risk Factors Risks relating to the proposed business combination (cont’d): The consummation of the merger is subject to a number of conditions and if those conditions are not satisfied or waived, the merger agreement may be terminated in accordance with its terms and the merger may not be completed. If the Merger benefits do not meet the expectations of investors or securities analysts, the market price of ENVI’s securities or, following the consummation of the Merger, the combined company’s securities may decline. Potential legal proceedings in connection with the Merger, the outcomes of which are uncertain, could delay or prevent the completion of the Merger. If ENVI’s due diligence investigation of the Company’s business was inadequate and material risks are not uncovered, stockholders of ENVI following the Merger could lose some or all of their investment. New GreenLight’s stock price may change significantly following the merger and you could lose all or part of your investment as a result. Because there are no current plans to pay cash dividends on New GreenLight Common Stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it. Future sales, or the perception of future sales, by New GreenLight or its stockholders in the public market following the merger could cause the market price for New GreenLight Common Stock to decline. Certain of New GreenLight’s stockholders, including the Sponsor, may engage in business activities which compete with New GreenLight or otherwise conflict with New GreenLight’s interests. There is no guarantee that a ENVI public stockholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position. Redemptions by ENVI public stockholders will result in less funding being available to New GreenLight and may cause a condition to the merger to fail.